Exhibit 99.2

PERDIGÃO S.A.

CNPJ 01.838.723/0001-27

Public company

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

ANNOUNCEMENT TO THE MARKET

We inform all shareholders and the market in general that Perdigão has signed an agreement to acquire part of the assets of the Victor Priori business group. The company will incorporate Incubatório Paraíso Ltda. and the poultry breeding farm, both located in the municipality of Jataí, State of Goiás, and will assume the contracts with 71 integrated producers established in the region. At the same time, a service industrial agreement was signed with Gale Agroindustrial S.A., which will carry out the slaughter and processing of poultry for Perdigão.

Gale currently slaughters 70,000 head of poultry/day and, once the partnership with Perdigão is in operation, this figure will rise to 90,000 head of poultry/day in the short term. In the initial phase, the animal feed plant at Gale, also located in the municipality, will continue to supply the product to those outgrowers of the project which manage 138 poultry farms.  Perdigão will supervise the quality of the operations to ensure that the standards of production adopted by the company are maintained.

The acquisitions Perdigão is making at the moment amount to approximately R$ 30 million and are part of the investment program of the company and its partners foreseen for Jataí. These will total R$ 400 million by 2012, according to the protocols of intention signed with the State Government and the Municipal Government. Of these resources, R$ 210 million will go towards developing new integrated partnerships to sustain an increase in the slaughtering capacity to 280,000 head of poultry/day in the medium term.

The remaining resources will be invested in new projects which Perdigão will undertake in the municipality, such as the construction of another hatchery, an animal feed plant, another poultry breeding farm and a new slaughterhouse. This complex will create 1,500 jobs when it is concluded.

Further information can be found in the release issued today and available at the site: www.perdigao.com.br/ri/eng or with Edina Biava / Gabriela Las Casas, Investor Relations, phone numbers 55 11 3718.5301 / 3718.5791

São Paulo, December 1, 2005

Wang Wei Chang

Chief Financial Officer

All information contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.